SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

dick clark productions, inc.

(Name of the Issuer)

dick clark productions, inc.
RICHARD W. CLARK
KAREN W. CLARK
OLIVE ENTERPRISES, INC.
FRANCIS C. LA MAINA
DCPI INVESTCO, INC.
DCPI MERGERCO, INC.
CAPITAL COMMUNICATIONS CDPQ INC.
MOSAIC MEDIA GROUP, INC.
JULES HAIMOVITZ
HENRY WINTERSTERN

(Name of the Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

181512-10-4

(CUSIP Number of Class of Securities)

Martin Eric Weisberg, Esq.
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel. No.: (212) 704-6050

with a copy to:

Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071
Tel. No.: (213) 687-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.  ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☐  A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction.  ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$136,143,073.88	$12,604

*For purposes of calculating the filing fee only. Determined by (i) multiplying $14.50 by 2,974,874 shares of Common Stock and 90,955 shares of Class A Common Stock, (ii) multiplying the difference between $14.50 and the exercise price of each outstanding option to purchase an aggregate of 289,589 shares of Common Stock and (iii) multiplying $12.50 by 6,309,142 shares of Common Stock and 818,605 shares of Class A Common Stock

**The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11, as amended.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,604
Form or Registration No.:	Schedule 14A
Filing Party:	dick clark productions, inc.
Date Filed:	April 4, 2002

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by dick clark productions, inc., a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (the “Company”), Richard W. Clark, Karen W. Clark, Olive Enterprises, Inc., a Pennsylvania corporation wholly-owned by Mr. Clark (“Olive”, together with Mr. Clark and Mrs. Clark, the “Principal Stockholders”), Francis C. La Maina, DCPI Investco, Inc., a Delaware corporation (“DCPI Investco”), and DCPI Mergerco, Inc., a Delaware corporation (“DCPI Mergerco”), Capital Communications CDPQ Inc., a Quebec corporation (“Capital Communications”), Mosaic Media Group, Inc., a Delaware corporation (“Mosaic”), Jules Haimovitz and Henry Winterstern (DCPI Investco, DCPI Mergerco, Capital Communications, Mosaic and Messrs. Haimovitz and Winterstern are collectively referred to herein as the “CDP/Mosaic Group”).

Pursuant to an Agreement and Plan of Merger, dated as of February 13, 2002 (the “Merger Agreement”), by and among Capital Communications, DCPI Investco, DCPI Mergerco and the Company, DCPI Mergerco will merge with and into the Company (the “Merger”) with the Company surviving (the “Surviving Corporation”). In the Merger, each issued and outstanding share of common stock, par value $0.01 per share (the “Common Stock”) (except for shares of Common Stock held by stockholders who exercise their appraisal rights), and class A common stock, par value $0.01 per share (the “Class A Common Stock”), of the Company will be cancelled and automatically converted into the right to receive $14.50 in cash, without interest (except for each share of Common Stock and Class A Common Stock held by the Principal Stockholders which will be converted into the right to receive $12.50 in cash, without interest) (the “Merger Consideration”), except as described below.

DCPI Investco, the direct holder of all of the outstanding shares of common stock of DCPI Mergerco, has entered into a Subscription Agreement (the “Subscription Agreement”), dated as of February 13, 2002, with each of Capital Communications, Mosaic and Messrs. Clark, La Maina, Haimovitz and Winterstern. The Subscription Agreement provides that, immediately prior to the Merger, each of Capital Communications, Mosaic and Messrs. Clark, La Maina, Haimovitz and Winterstern will purchase at a price per share of $1.00, a certain number of shares of common stock of DCPI Investco, par value $0.01 per share. A portion of the Class A Common Stock held by Messrs. Clark and La Maina will be contributed to DCPI Investco for common stock of DCPI Investco. Mr. Clark will receive $12.50 of common stock of DCPI Investco for each share of Class A Common Stock contributed to DCPI Investco and Mr. La Maina will receive $14.50 of common stock of DCPI Investco for each share of Class A Common Stock contributed to DCPI Investco. As a result, immediately after the Merger has occurred, it is contemplated that Messrs. Clark and La Maina will together hold approximately 22.3% of the outstanding shares of common stock of DCPI Investco.

The Company has filed a definitive proxy statement pursuant to which the stockholders of the Company were given notice of the Merger. The information set forth in the proxy statement, including all annexes thereto, is hereby expressly incorporated herein by reference in its entirety and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto.

Item 15 is hereby amended and supplemented as follows:

ITEM 15. Additional Information.

(b) Other Material Information.

(i) Commitment letters have been obtained from (x) J.P. Morgan Securities Inc. and JPMorgan Chase Bank, (y) MCG Capital Corporation and (z) Capital Communications relating to the financing of a portion of the Merger Consideration. The actual terms of the financing to be provided are subject to the terms of mutually satisfactory documentation and further negotiation, but are expected to be substantially on the terms set forth in the commitment letters. The commitment letters have been filed as Exhibits (b)(1), (b)(2) and (b)(3), respectively.

(ii) It is now expected that, prior to the closing of the Merger, the Subscription Agreement will be amended to add a trust formed by Mr. Winterstern. Mr. Winterstern’s trust is expected to acquire approximately 200,000 of the shares of DCPI Investco that would have been purchased by Mr. Winterstern at the same price per share and on other terms that are the same as those that would have been applicable to Mr. Winterstern.

(iii) It is now expected that, prior to the closing of the Merger, the Subscription Agreement will be amended to add two new entities that are not affiliated with any of the filing persons of this Schedule 13E-3. The two new investor entities are expected to acquire approximately 4,000,000 of the shares of DCPI Investco that would have been purchased by Mosaic and approximately 100,000 of the shares of DCPI Investco that would have been purchased by Mr. Winterstern at the same price per share and on other terms that are the same as those that would have been applicable to Mosaic and Mr. Winterstern. It is also expected that the two new investor entities will be lenders under the bridge financing described in Exhibit (b)(3).

(iv) As described in the proxy statement in the section entitled “Litigation Pertaining to the Merger,” on February 15, 2002, a putative class action complaint was filed in the Superior Court of the State of California, County of Los Angeles on behalf of Walter Valenti and an alleged class of unaffiliated stockholders of the Company. The complaint named the Company and its directors as defendants and alleged that the defendants engaged in acts of self-dealing and violated fiduciary duties of “care, loyalty, candor and independence” owed to the unaffiliated stockholders in connection with the Merger. The complaint further alleged that the $14.50 price per share was inadequate. The complaint sought, among other things, injunctive relief blocking the consummation of the Merger, or if it is consummated, rescinding the Merger; imposition of a constructive trust, on behalf of the plaintiff, upon any benefits received by defendants as a result of their allegedly wrongful conduct; and costs and disbursements of the action, including attorneys’ and experts’ fees in unspecified amounts.

The defendants made a motion to dismiss the complaint for failure to plead a cause of action, and three directors who are not residents of California moved to dismiss the complaint for lack of personal jurisdiction. Thereafter, the plaintiff amended his complaint, rendering defendants’ motion to dismiss moot. The amended complaint did not add any substantive claims, and the time for defendants to respond to the new complaint has not expired.

On June 28, 2002, the parties to the action executed a Memorandum of Understanding (“MOU”) setting forth the material terms of an agreement in principle to settle the action. Pursuant to the terms of the MOU, the defendants have agreed to certain additional disclosures made in the definitive proxy statement for the Merger, which disclosures constitute consideration for the settlement. The MOU provides that the defendants will pay the reasonable attorneys’ fees and disbursements of plaintiff’s counsel, but does not otherwise require the defendants to make any settlement payment to the plaintiff or the purported class. The settlement is subject to the drafting of a formal settlement agreement and approval of the presiding court, on notice to stockholders.

(v) On July 18, 2002, a special meeting of the Company’s stockholders was held. At the special meeting, the Company’s stockholders adopted a resolution approving the Merger Agreement.

Item 16 is hereby amended and supplemented as follows:

ITEM 16. Exhibits.

(b)(1)	Commitment Letter, dated July 9, 2002, from J.P. Morgan Securities Inc. and JPMorgan Chase Bank to DCPI Investco, Inc. and DCPI Mergerco, Inc.
(b)(2)	Commitment Letter, dated July 16, 2002, from MCG Capital Corporation to dick clark productions, inc.
(b)(3)	Commitment Letter, dated July 12, 2002, from Capital Communications CDPQ Inc. to DCPI Investco, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2002

dick clark productions, inc.*
RICHARD W. CLARK*
KAREN W. CLARK*
OLIVE ENTERPRISES, INC.*
FRANCIS C. LA MAINA*

*By:	/s/ Martin Eric Weisberg
Name: Martin Eric Weisberg Title: Attorney-in-Fact

DCPI INVESTCO, INC.

By:	/s/ Jules Haimovitz
Name: Jules Haimovitz Title: Vice President

DCPI MERGERCO, INC.

By:	/s/ Jules Haimovitz
Name: Jules Haimovitz Title: President

CAPITAL COMMUNICATIONS CDPQ INC.

By:	/s/ Martin Fafard
Name: Martin Fafard Title: Vice President

By:	/s/ Jacques Marchand
Name: Jacques Marchand Title: Director

MOSAIC MEDIA GROUP, INC.

By:	/s/ Allen Shapiro
Name: Allen Shapiro Title: President

/s/ Jules Haimovitz
Jules Haimovitz

/s/ Henry Winterstern
Henry Winterstern

EXHIBIT INDEX

Exhibit Number	Description

(b)(1)	Commitment Letter, dated July 9, 2002, from J.P. Morgan Securities Inc. and JPMorgan Chase Bank to DCPI Investco, Inc. and DCPI Mergerco, Inc.

(b)(2)	Commitment Letter, dated July 16, 2002, from MCG Capital Corporation to dick clark productions, inc.

(b)(3)	Commitment Letter, dated July 12, 2002, from Capital Communications CDPQ Inc. to DCPI Investco, Inc.